

Mail Stop 4631

June 5, 2009

Mr. Ronald L. Wilder
Chief Executive Officer and Chief Financial Officer
Titan Technologies, Inc.
3206 Candelaria Road, NE
Albuquerque, NM 87107

> **RE:** **Form 10-KSB for the fiscal year ended July 31, 2008**
> **Forms 10-Q for the periods ended October 31, 2008 and January 31, 2009**
> **File No. 0-25024**

Dear Mr. Wilder:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED JULY 31, 2008</u>

<u>General</u>

1. It does not appear that your management has completed its assessment of internal control over financial reporting as of July 31, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the annual report and as of the end of the fiscal quarters of your subsequent quarterly reports and revise your disclosures as appropriate.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 8A – Controls and Procedures, page 36

2. We note that you concluded that your "disclosure controls and procedures are effective in bringing to his attention on a timely basis material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act." Your conclusion is based on an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your conclusion regarding the effectiveness of your disclosure controls and procedures for the full definition. Specifically, please disclose that your disclosure controls and procedures are effective or ineffective,

based on your conclusion, to ensure that information required to be disclosed in your reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed in your reports that you file or submit under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

<u>Exhibit 31 – Certifications</u>

3. Please amend your July 31, 2008 Form 10-KSB to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-B. Similarly, amend your October 31, 2008 and January 31, 2009 Forms 10-Q to provide the certifications of Section 302 that conforms to the language in Item 601(B)(31) of Regulation S-K. Specifically, please:
   - Remove the title of the certifier from the introduction;
   - Include the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction for paragraph 4;
   - Include paragraph 4(b) regarding the design of your internal control over financial reporting;
   - Revise paragraph 4(d) to state, "during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)."
   Please note that when you amend your Form 10-KSB and subsequent Forms 10-Q to provide the revised 302 certifications, the certifications should refer to your amended filings in the first paragraph.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant